Exhibit 99.1

SHL Telemedicine Ltd.

July 31, 2024

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Special General Meeting”, or the “Meeting”) of SHL Telemedicine Ltd. (“SHL” or the “Company”), to be held at SHL’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel on Thursday, September 5, 2024, at 5:00 p.m. Israel time.

At the Meeting, holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as our “shareholders,” will be asked to consider and vote on the sole matter listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). SHL’s board of directors unanimously recommends that you vote “FOR” such proposal.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting, as follows:

Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form on how to vote from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees. You are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon.

Shareholders holding ordinary shares. To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the form of voting ballot (the “Ballot”) available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy, if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

We urge all of our shareholders to review our Annual Report on Form 20-F/A, as amended, for the fiscal year ended December 31, 2023, filed with the SEC on July 24, 2024, and our reports on Form 6-K furnished to the SEC, all of which are available on our website at www.shl-telemedicine.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Yariv Alroy
Yariv Alroy
Chairman of the Board of Directors

SHL TELEMEDICINE LTD.
____________________________________

Notice of Special General Meeting of Shareholders

Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel

Tel: +972-3-561-2212
____________________________________

NOTICE IS HEREBY GIVEN that a Special General Meeting (the “Special General Meeting”, or the “Meeting”) of shareholders of SHL Telemedicine Ltd. (“SHL” or the “Company”) will be held on Thursday, September 5, 2024, at 5:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. This Notice is furnished to holders of our American Depositary Shares, each representing one (1) ordinary share (the “ADSs”), and holders of our ordinary shares, nominal value NIS 0.01 per share (the “ordinary shares”, and together with the ADSs, the “shares”), collectively referred to as the “shareholders”.

The Meeting is being called for the following purposes:

1.	To approve the terms of engagement of David Arnon, our new Chief Executive Officer; and
2.	To act upon any other matters that may properly come before the Annual and Special General Meeting or any adjournment or postponement thereof.

The foregoing proposal is described in detail in the attached proxy statement (the “Proxy Statement”) either enclosed herewith or made available by us, which we urge you to read in its entirety.

Our Board unanimously recommends that you vote “FOR” the above proposal.

Only holders of our ADSs and holders of our ordinary shares at the close of business on August 5, 2024 (the “Record Date”) will be entitled to notice of, and, in respect of holders of our ordinary shares, to vote at the Meeting, or any adjournment or postponement thereof.

This Notice of Annual Meeting, the Proxy Statement and a voting instruction form for holders of ADSs is being mailed to all holders of ADSs, and this Notice of Annual Meeting, the Proxy Statement and a form of voting ballot (a “Ballot”) for holders of ordinary shares is being made available to all holders of our ordinary shares on our website at https://www.shl-telemedicine.com/general-meeting and being furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K, in each case on or about March 26, 2024.

To be able to vote in the Meeting, holders of our ADSs will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and must complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction form so that it will be received no later than the date and time indicated thereon in order for the ADSs represented by such voting instruction form to be qualified to participate in the Meeting. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. Holders of our ordinary shares must be registered with our share register, Computershare Schweiz AG (“Computershare”), by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning to us a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of  the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Pursuant to the Israel Companies Law and the applicable regulations promulgated thereunder, shareholders wishing to express their position on the sole agenda item for the Meeting may do so by submitting a written statement (a “Shareholder Statement”) to the Company’s Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, no later than ten (10) days prior to the Meeting. If the Company chooses to issue a response to such Shareholder Statement, it will do so no later than five (5) days prior to the Meeting. Any Shareholder Statement or Company response will be published in a press release or a report of foreign private issuer on Form 6-K furnished to the SEC, and will be made available on our website at https://www.shl-telemedicine.com/general-meeting and on the SEC’s website at www.sec.gov.

Any Shareholder Statement must be written in a clear and simple language and include no more than 500 words per subject matter. It must set forth the identity of the shareholder submitting such statement, as well as such shareholder’s percentage interest in the Company. A shareholder that is a corporate entity shall detail the identity of its controlling shareholder(s), as well as additional holdings (if any) of such controlling shareholder(s) in shares of the Company, to the best knowledge of the shareholder submitting the Shareholder Statement. A shareholder submitting the Shareholder Statement that acts in concert with others with respect to voting in shareholder meetings, whether in general or with respect to certain matter(s) on the agendas shall state that in the Shareholder Statement and describe such arrangements and the identity of the other applicable shareholders. Any shareholder (as well as any shareholder acting in concert with such shareholder) having a personal benefit or other interest in any matter on the agenda must describe the nature of such personal benefit or other interest.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice and the Proxy Statement, if you hold ADSs (whether registered in your name or in “street name”), you are urged to promptly complete, date and sign the voting instruction form you will receive from The Bank of New York Mellon or from your bank, broker or other nominee and return it in the manner specified on the voting instruction form at your earliest convenience so that it will be received no later than the date and time indicated thereon. If you hold ordinary shares, you are urged to promptly complete, date and sign a proxy or the Ballot and return it in the manner described above. Return of your voting instruction from, proxy or Ballot (as applicable) does not deprive you of your right to revoke such voting instruction form, proxy or the Ballot (as applicable) or, in the case of holders of our ordinary shares, to attend the Meeting and vote your ordinary shares in person.

By Order of the Board of Directors,

/s/ Yariv Alroy
Yariv Alroy
Chairman of the Board of Directors

Tel Aviv, Israel
July 31, 2024

- ii -

SHL TELEMEDICINE LTD.

Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel
Tel: +972-9-972-3-561-2212

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE SPECIAL GENERAL MEETING

Q:	When and where is the Special General Meeting of Shareholders being held?

A:	The Meeting will be held on Thursday, September 5, 2024, at 5:00 p.m. Israel time, at our offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel.

Q:	Who can attend the Meeting?

A:
Holders of our ordinary shares may attend. Holders of our ADSs may attend the Meeting only by first surrendering the applicable ADSs and withdrawing the ordinary shares underlying such ADSs. Current proof of ownership of the Ordinary Shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Meeting.

Q:	Who is entitled to vote?

A:
Only shareholders at the close of business on August 5, 2024, the Record Date for the Meeting, are entitled to vote at the Meeting. Joint holders of shares should note that, pursuant to Article 26(d) of the Company’s Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES
Q:	How do I vote?

A:
Shareholders holding ADSs. Shareholders who hold ADSs (whether registered in your name or in “street name”) will receive a voting instruction form from The Bank of New York Mellon (which acts as the Depositary for the ADSs) or from their banks, brokers or other nominees, and are requested to promptly complete, date and sign the voting instruction form and return it in the manner specified on the voting instruction from at your earliest convenience so that it will be received no later than the date and time indicated thereon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions.

Shareholders holding ordinary shares. To be able to participate and vote in the Meeting, a holder of our ordinary shares must be registered with Computershare, by the Record Date. To be registered with Computershare, such shareholder should request his or her custody bank to submit a registration request to Computershare through a SIX SIS Ltd. Member institution. Once a shareholder is registered with Computershare, such shareholder can participate and vote in the Meeting by attending the meeting in person or by completing and returning a proxy or the Ballot available on our website at https://www.shl-telemedicine.com/general-meeting and on the website of the SEC at www.sec.gov. Kindly note that no hard copies will be mailed to holders of our ordinary shares, however if such a shareholder requests that we mail it hard copies of the materials we will do so at no charge. Each proxy or Ballot must be delivered to our Chief Financial Officer at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il, and received no later than forty-eight (48) hours and four (4) hours, respectively, prior to the scheduled date and time of the Meeting. The proxy or Ballot (as applicable), if executed and sent, should be in the name of a person who is attending the Meeting. The shareholder must also enclose a written confirmation from Computershare Schweiz AG as to its ownership of the shares on the Record Date. Such confirmation can be obtained from Computershare by mail at Computershare Schweiz AG, P.O. Box, 4601 Olten, Switzerland; by email at share.register@computershare.ch; or by telephone at +41 62 205 77 00.

Q:	Does SHL recommend I vote in advance of the Meeting?

A:	Yes. Even if you plan to attend the Meeting, SHL recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Q:	If I vote by voting instruction form, proxy or Ballot, can I change my vote or revoke my instructions?

A:
Yes. You may change your instructions at any time prior to the Meeting. If you hold ADSs, you can revoke your voting instructions by filing with Bank of New York Mellon a written notice of revocation or a duly completed voting instruction form bearing a later date at any time before the deadline. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee prior to the applicable deadline. If you hold ordinary shares, you can provide a written notice of revocation or a duly completed proxy or Ballot bearing a later date prior to the applicable deadline for submitting a proxy or Ballot.

Q:	How are my votes cast when I submit a voting instruction form, proxy or Ballot?

A:
If you hold ADSs and submit a voting instruction form, under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon and the holders of the Company’s ADSs, The Bank of New York Mellon will endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to The Bank of New York Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for The Bank of New York Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from an ADS holder (whether held directly by a beneficial holder or in “street name”) with respect to any of the ordinary shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon will not vote or attempt to vote the shares represented by such ADSs.

If you hold ordinary shares, when you submit a Ballot, your shares will be voted at the Meeting as you have instructed. If you submit a proxy, you appoint Amir Hai (our Chief Financial Officer), or such other person designed by you, as your representative at the Meeting and your shares will be voted in accordance with the sole and absolute discretion of your representative.

Q:	What does it mean if I receive more than one voting instruction form?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all voting instruction form to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT
THE SPECIAL GENERAL MEETING

Q:	What constitutes a quorum?

A:
To conduct business at the Meeting, two or more shareholders must be present, in person or by proxy, holding shares conferring in the aggregate at least thirty-three and one/third percent (33-1/3%) of the voting power of the Company.

Ordinary shares represented in person or by proxy (including ordinary shares held by The Bank of New York Mellon as the Depositary of the ADSs and voted in accordance with the instructions of holders of ADSs) will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner submits a voting instruction form but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Abstentions and broker non‑votes will be counted as present in determining if a quorum is present.

Q:	What happens if a quorum is not present?

A:
If a quorum is not present within half an hour from the time appointed for the meeting, the Meeting will be adjourned to 5:30 p.m. Israel time on the same day, at the same place, and at such adjourned meeting any two shareholders will constitute a quorum.

Q:	How will votes be counted?

A:
Each outstanding ordinary share is entitled to one (1) vote, and each outstanding ADS is entitled to one (1) vote for each ordinary share represented thereby. The Company’s Amended and Restated Articles of Association do not provide for cumulative voting. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:	What vote is required to approve the terms of engagement of David Arnon as our new Chief Executive Officer?

A:
Approval of the terms of engagement of Mr. Arnon as our new Chief Executive Officer requires the affirmative vote of a simple majority of our ordinary shares cast in person or by proxy at the Meeting on the proposal (an “Ordinary Majority”). In addition, under Israeli law approval of the resolution requires, in addition to an Ordinary Majority, that either (1) a simple majority of shares voted at the Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company (either of (1) or (2), the Special Majority”). The terms “Controlling Shareholder” and “personal interest” are defined below under Proposal 1.

Q:	How will my shares be voted if I do not provide instructions on the voting instruction form, proxy or Ballot (as applicable)?

A:
If you are a beneficial owner of ordinary shares and return your Ballot but do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Meeting but will be deemed to have abstained from any vote on any matter to be considered at the Meeting. If you are a holder of ordinary shares and submit a proxy, your shares will be voted in the sole and absolute discretion of your representative.

If you are a holder of ADSs (whether directly or in “street name”) and do not specify on your voting instruction form how you want to vote the shares underlying your ADSs or do not return your voting instruction form on or before the date established by Bank of New York Mellon for such purpose, Bank of New York Mellon will not vote or attempt to vote the shares represented by your ADSs.

HOW TO FIND VOTING RESULTS

Q:	Where do I find the voting results of the Special General Meeting?

A:
We plan to announce preliminary voting results at the Meeting and to report the final voting results following the Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:	Who will bear the costs of solicitation of proxies and voting instruction forms for the Special General Meeting?

A:
The Company will bear the costs of solicitation of proxies and voting instruction forms for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies and voting instruction forms from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent advisor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the Notice of the Special General Meeting, this Proxy Statement, the voting instruction form and the Ballot are available at the “Investors” portion of our website at https://www.shl-telemedicine.com/general-meeting/. The contents of that website are not a part of this Proxy Statement.

SHARES OUTSTANDING

As of July 26, 2024, we had 16,392,754 ordinary shares outstanding (which includes ordinary shares underlying the ADSs outstanding as of such date). SIX SIS AG acts as a nominee on behalf of any person registered in the share register maintained by Computershare with respect to shares traded on the SIX Swiss Exchange Ltd. (the “SIX”), and Computershare serves as the share register for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 26, 2024, by each person known by us to beneficially own more than 3% of the outstanding ordinary shares in line with Article 120 of the Swiss Financial Market Infrastructure Act (the “FMIA”), or otherwise known to us to beneficially own more than 5% of the outstanding ordinary shares.

In respect of each person known to us to beneficially own more than 3% of the outstanding ordinary shares, the FMIA requires us and other persons who directly, indirectly (as beneficial owners) or in concert with other parties, acquire or dispose of our ordinary shares or purchase or sale rights or obligations relating to our ordinary shares, and thereby exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of our voting rights (whether exercisable or not), to notify us and the Disclosure Office of the SIX of such acquisition or disposal using appropriate forms available on the website of the SIX Disclosure Office. The table below has been prepared based on the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA. Market transactions of shareholders which have not triggered a disclosure notification are not reflected in the numbers.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days. Accordingly, for purposes of the table below, we deem ordinary shares issuable pursuant to share options that are currently exercisable or exercisable within 60 days of July 26, 2024, to be outstanding and to be beneficially owned by the person holding the share options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership calculations are based on 16,392,754 ordinary shares issued and outstanding as of July 26, 2024 (which includes ordinary shares underlying the ADSs outstanding as of such date). Unlike the disclosure notices published on the platform of the SIX Disclosure Office pursuant to the FMIA, the table below does not reflect other purchase or sale positions (in terms of derivatives such as call or put options).

			Share Options	Percent of
Identity of Person or Group	Amount Owned		Current	Class
Mrs. Mengke Cai (Zhuhai, China) and Kun Shen (Hong Kong, China)(1)	5,969,413			36.4%
More Provident Funds (Ramat Gan, Israel)(2)	2,299,211			14,0%
Value Base Group (Tel Aviv, Israel)(3)	1,406,236	(4)		8.6%
Yariv Alroy (Herzliya, Israel)	801,456		250,000	6.3%
Danbar Finance Ltd. (Tel Aviv, Israel)(5)	791,405	(6)		4.8%
Sphera Funds Management (Tel Aviv, Israel)	632,456	(7)		3.9%

(1)
Shareholder group consisting of Mrs. Mengke Cai and Mrs. Kun Shen. Pursuant to a decision of the Swiss Takeover Board, Mengke Cai, Kun Shen and their related entities have been prohibited from acquiring further shares or acquisition or disposal rights relating to SHL, including suspension of the voting rights attached to their current shares.

(2)	Based on the Schedule 13G/A filed by More Provident Funds with the SEC on July 24, 2024.

(3)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Value Base Ltd. (23 Yehuda Halevy St., Tel Aviv, Israel), Harmony Base LP (23 Yehuda Halevy St., Tel Aviv, Israel), Ido Nouberger (Tel Aviv, Israel) and Victor Shamrich (Tel Aviv, Israel).

(4)	Based on the Schedule 13D/A filed by Value Base Group with the SEC on February 12, 2024.

(5)
Shareholder group consisting of the following beneficial owners (as defined by the FMIA): Danbar Finance Ltd. (94 Yigal Alon Street, Tel Aviv, Israel), Matan Wulkan (94 Yigal Alon Street, Tel Aviv, Israel) and Nir Rotenberg (94 Yigal Alon Street, Tel Aviv, Israel).

(6)	Based on the Schedule 13D/A filed by Danbar Finance Ltd. with the SEC on February 14, 2024.

(7)	Based on the Form 13F-HR filed by Sphera Funds Management with the SEC on May 15, 2024.

MATTERS SUBMITTED TO SHAREHOLDERS BY OUR BOARD

PROPOSAL 1

APPROVAL OF TERMS OF ENGAGEMENT OF DAVID ARNON, OUR NEW
CHIEF EXECUTIVE OFFICER

Background

On July 29, 2024, we announced that our Board had appointed David Arnon as our new Chief Executive Officer, effective August 6, 2024. We previously announced on March 14, 2024, that Erez Nachtomy, our current CEO, had resigned, and would remain in such position through the end of August 2024 until we appointed a new CEO.

Mr. Arnon has over 17 years of commercial and executive level management experience within the healthcare insurance industry in Israel. He has extensive experience in establishing and leading sales, marketing and operations teams, successfully developing and commercializing products, working closely with leading stakeholders in the healthcare industry in Israel including sick funds, public and private hospitals and medical providers. Prior to joining us, Mr. Arnon worked at Doral Group (TASE:DORL), a prominent company in renewable energy, where he served as CEO of DORAL MEA. From 2018 to 2022, he was the Deputy CEO and Head of the Health Division and Customer Strategy at Clal Insurance and Finance, a subsidiary of Clal Insurance Enterprises Holdings (TASE:CLIS), one of Israel's leading insurance groups. Between 2007 and 2018, David held various executive roles at Harel Insurance Investments and Financial Services (TASE:HARL), Israel's largest insurance group. His final role at Harel was as CEO of Standard Insurances, a leading insurance agency within the group, overseeing more than 500 employees. David holds a B.A. from the University of Maryland and an M.B.A. from Cornell University.

In connection with our appointment of Mr. Arnon as CEO, subject to the approval of our shareholders, on July 28, 2024, Mr. Arnon and we entered into a Personal Employment Agreement. Under the Israel Companies Law, the compensation terms of a chief executive officer, including equity-based compensation, must be approved by the compensation committee, board of directors and shareholders, by the Special Majority, in that order. Our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the following terms of engagement of Mr. Arnon set forth in the Personal Employment Agreement in consideration for his services as Chief Executive Officer:

Monthly salary: A base monthly gross salary of NIS 90,000 (approximately $24,456) (the “Monthly Salary”).

Equity Grant: We will grant Mr. Arnon options to purchase 400,000 Ordinary Shares. The Options will be subject to all of the terms and conditions set forth in the SHL Telemedicine Ltd. 2021 Executive and Key Employee Israeli Share Incentive Plan (the “Plan”) and any applicable law, procedure and tax ruling. The exercise price for Options to purchase up to 200,000 Ordinary Shares will be $8.00 (7.12 CHF) per share, and for the remaining Options to purchase 200,000 Ordinary Shares will be $6.00 (5.34 CHF) per share, but in any event not less than the average closing price of the Company's ordinary shares on the SIX during the thirty (30) trading day period preceding the date of such grant. The Options will vest over a four-year period in equal annual installments, provided the Mr. Arnon is still serving as our CEO as of each such vesting date. For the avoidance of doubt, the Options with the different exercise prices (as described above) will vest simultaneously on a pro-rata basis. Mr. Arnon may exercise the Options on a net exercise basis as set forth in the Plan.

Change of control provisions: In the event of a “Change of Control” (defined as a transaction as a result of which a shareholder or a group of shareholders acting jointly will hold over 40% of the voting rights in the Company) and the termination of Mr. Arnon’s employment by the Company, all unvested Options will immediately become fully vested and exercisable.

Notice period: Mr. Arnon’s employment agreement may be terminated by either party upon 120 days’ advance notice to the other party.

Insurance, indemnification and exemption: Mr. Arnon will benefit from our directors’ and officers’ liability insurance policy, as in effect from time to time, and our standard executive indemnification letter agreement, which we will enter into with him.

Customary contributions to pension and other funds: We will make contribution on Mr. Arnon’s behalf into a pension and manager’s insurance policy (including an insurance policy for the loss of work ability) and study fund as customary in Israel.

Leased car: We will provide Mr. Arnon with a car leased or bought by the Company with a value up to NIS 250,000.

Annual bonus: Mr. Arnon will be eligible to receive an annual bonus in an amount equal to up to twelve (12) Monthly Salaries, determined as a percentage of the minimum “profit before tax” levels achieved by the Company during 2024 and 2025, as follows:

Bonus Formula for 2024:

Profit Before Tax (in NIS)	Profit increase (in NIS)	Bonus %	Amount of Bonus (in NIS)	Accumulated Amount of Bonus (in NIS)	Number of Monthly Salaries
24,000,000	5,000,000	5.50%	275,000	275,000	3.1
29,000,000	5,000,000	6.50%	325,000	600,000	6.7
34,000,000	5,000,000	7.00%	350,000	950,000	10.6
39,000,000	5,000,000	7.50%	130,000	1,080,000	12.0

Bonus Formula for 2025:

Profit Before Tax (in NIS)	Profit increase (in NIS)	Bonus %	Amount of Bonus (in NIS)	Accumulated Amount of Bonus (in NIS)	Number of Monthly Salaries
30,000,000	5,000,000	5.50%	275,000	275,000	3.1
35,000,000	5,000,000	6.50%	325,000	600,000	6.7
40,000,000	5,000,000	7.00%	350,000	950,000	10.6
45,000,000	5,000,000	7.50%	375,000	1,080,000	12.0
50,000,000	5,000,000	8.00%	400,000	1,080,000	12.0

For purposes of the bonus formula, “profit before tax” means the profit before tax of the Company’s SHL Israel operations (including all such profits of the Company’s Mediton Group subsidiary) as set forth in the proforma annual financial reports of SHL Israel operations presented to the Board of Directors, but does not include depreciation relating to impairment and non-cash financial expenses such as revaluation and adjustment of call and put options. Profit before tax also includes non-controlling interest expenses, except for any such expenses related to the Mediton Group. In addition, although the bonus formula is formulated on a full-year basis Mr. Arnon will be eligible to receive a proportional bonus corresponding to the period during any year that he serves as the CEO provided that he serves in such capacity for at least four (4) months during such calendar year. The bonus will be calculated on a linear basis based on the actual profit before tax realized and not set at the minimum profit before tax levels set forth in the bonus tables.

In making its recommendation, each of our Compensation Committee and our Board of Directors noted that Mr. Arnon has extensive knowledge and experience in the field of the Company's activities and has the ability to contribute significantly to the advancement of the Company's business. Also, the Compensation Committee and Board believe that the compensation offered to Mr. Arnon is in line with the scope of his employment and the responsibilities imposed on a CEO of a company by virtue of his position, is appropriate for the size of the Company, the scope of its activities and nature, and is suitable for promoting its goals, its work plans and goals and the desire to retain a worthy CEO for the Company, and reflect reasonable and fair terms of office. In addition, the Compensation Committee and our Board believe that the proposed equity award to Mr. Arnon described above reinforces the identity of interests between the CEO and the shareholders of the Company and is an incentive to promote the Company's long-term goals and objectives. Although most of the bonus formula offered to Mr. Arnon as described above is not in accordance with the Company’s Compensation Policy for Executive Officers and Directors approved by our shareholders on May 9, 2024 (although capping the maximum amount of the bonus at twelve (12) Monthly Salaries is in accordance with the Company Policy), each of the Compensation Committee and our Board believes that this formula will better link the CEO's compensation to the Company's performance, and it is correct under the circumstances and in light of the reasons set forth above.

In light of the above, the Compensation committee and our Board believe that the proposed terms of engagement with Mr. Arnon is reasonable and appropriate under the circumstances and is in the best interest of the Company

Proposed Resolution

You are requested to adopt the following resolution:

“1. RESOLVED, to approve the terms of engagement of David Arnon as Chief Executive Officer, including the equity-based award, as set forth in Proposal 1 of the Company’s Proxy Statement for the Meeting.”

Vote Required

The affirmative vote of an Ordinary Majority is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Meeting excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

Under the Israel Companies Law, the term “Controlling Shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

Under the Israel Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of such family members, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Israel Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that submitting the voting instruction form, Ballot or a proxy will not create a personal interest.

The Israel Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a Controlling Shareholder or has a personal interest in the proposed resolution. To avoid confusion, every shareholder voting by means of a voting instruction form, proxy or Ballot, will be deemed to confirm to the Company that such shareholder is NOT a Controlling Shareholder and does NOT have a personal interest. If you are a Controlling Shareholder or have a personal interest (in which case your vote will count only for or against the Ordinary Majority, and not for or against the Special Majority, required for approval of Proposal 1), please notify the Company’s Chief Financial Officer by email at amirh@shahal.co.il. If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling Shareholder or have a personal interest, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Special General Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israel Companies Law. Under the Israel Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders’ meeting, provided that the Board find such proposal to be appropriate for consideration by shareholders at such meeting, and provided that shareholders who wish to nominate a director candidate must severally or jointly hold at least 5% of the Company’s outstanding voting rights. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer at the following address: Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel, or by email to amirh@shahal.co.il. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than seven (7) days from the date of the Notice of the Special General Meeting. If our Board determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than fourteen (14) days from the date of the Notice of the Special General Meeting in a press release or a Current Report on Form 6-K furnished to the SEC.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described herein.

ADDITIONAL INFORMATION

 Our Annual Report on Form 20-F/A, as amended, for the fiscal year ended December 31, 2023, filed with the SEC on July 24, 2024, is available for viewing and download on the SEC’s website at www.sec.gov, as well as under the Investors section of our website at www.shl-telemedicine.com. In addition, our reports of foreign private issuer on Form 6-K are available on the SEC’s website at www.sec.gov. Shareholders may download a copy of any of the foregoing documents without charge at www.shl-telemedicine.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By Order of the Board of Directors,
/s/ Yariv Alroy
Yariv Alroy
Chairman of the Board of Directors
July 31, 2024